(202) 274-2013	awheeler@luselaw.com

December 13, 2012

Michael Clampitt, Senior Counsel

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:          Westbury Bancorp, Inc.

Form S-1 Filed October 25, 2012

File No. 333-184594

Dear Mr. Clampitt:

On behalf of Westbury Bancorp, Inc. (the “Company”), we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”).  Set forth below are the comments from the Staff’s comment letter dated November 21, 2012, as well as the Company’s responses to those comments.  We also enclose four (4) courtesy copies of the Prospectus included in the Amended Form S-1, marked to show changes to the document filed on October 25, 2012.

Please note that the Company, WBSB Bancorp, MHC and WBSB Bancorp, Inc. (the current federal mutual holding company and federal mid-tier holding company, both of which will be eliminated in the proposed conversion), and Westbury Bank each have elected to change their respective fiscal year ends from December 31 to September 30.  Accordingly, Amendment No. 1 includes unaudited financial statements at and for the nine months ended September 30, 2012 and September 30, 2011 and audited financial statements at and for the years ended December 31, 2011 and December 31, 2010.  The Company’s independent auditors are currently in the process of completing an audit of the nine-month period ended September 30, 2012.  The Company intends to file, by subsequent pre-effective amendment, audited financial statements at and for the nine months ended September 30, 2012.

Form S-1

General

1.             Before you request acceleration of effectiveness of the registration statement, please confirm that FINRA does not have any objections to the underwriters’ compensation and has approved the listing.

The Company will confirm to the Staff, prior to requesting acceleration of effectiveness, that FINRA does not have any objections to the underwriters’ compensation and has approved the listing.

Summary

General

2.             Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Act of 2012 (“the Act”), please provide the following additional disclosure:

•              Describe how and when a company may lose emerging growth company status;

•              Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•              State your election under Section 107(b) of the JOBS Act:

i.              If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

ii.            If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Please refer to the section captioned “Summary—Emerging Growth Company Status,” which has been added in partial response to this comment.  The Company notes that the requested risk factor disclosure was previously included in the risk factor captioned “We are an emerging growth company within the meaning of the Securities Act, and if we decide to take advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common stock could be less attractive to investors.”  For purposes of clarity, we have separated the requested disclosure regarding the Company’s election into a new risk factor captioned “We have elected to delay the adoption of new and revised accounting pronouncements, which means that our financial statements may not be comparable to those of other public companies.”

Management of Non-Performing Assets, page 1

3.             Please revise as follows:

•              disclose particular economic conditions in your market area that adversely affected your loan portfolio;

•              disclose, if material, the amount and percentage of your loans that are nonconforming, subprime, “alt A” loans, interest-only and option adjustable rate loans; and,

•              add the last sentence from the fourth paragraph on page 116, i.e., the non- compliance statement.

Please refer to the section captioned “Summary—Management of Non-Performing Assets,” which has been revised in partial response to this comment.  The Company notes that it does not have a material amount of loans that are non-conforming, subprime, alt-A, interest-only or option adjustable rate loans.  Accordingly, no disclosure is included regarding these types of loans.

Regulatory Matters, page 4

4.             We note your statement in note 12 to the financial statements on page F-39 that as a result of a recent examination, you expect to enter into an agreement with the Office of the Comptroller of the Currency. Please address in the summary and the risk factors the “various components” that the OCC criticized. Update your disclosure once you know the terms of the agreement.

Please refer to the section captioned “Summary—Regulatory Matters,” which has been revised in response to this comment.  Note that the Company’s subsidiary, Westbury Bank, has entered into a Formal Agreement with the OCC and is also subject to an “Individual Minimum Capital Requirement” imposed by the OCC, both of which are described in this revised section.  The Company is not permitted to publicly disclose the contents of the OCC’s Report of Examination, which is not publicly available, but is permitted to disclose the terms of the Formal Agreement, which is publicly available.  It is the Company’s position that, because the Formal Agreement is based upon the areas of concern identified by the OCC in its Report of Examination, the Company’s disclosure of the terms of the Formal Agreement is sufficient to adequately inform potential investors of the condition of Westbury Bank.

How We Determined the Offering Range, page 8

5.             With a view towards additional disclosure, supplementally advise the staff of the factors on which RP Financial considered each member of the peer group to be “comparable” to you. Only three of the ten companies in the peer group had assets less than you and seven had assets more than you. We note that your assets were $546 million while the assets of some of the “comparable” companies where as high as five times that much.

RP Financial has informed the Company that it sought to provide meaningful comparative data to limit the need to perform subjective valuation adjustments with respect to institutions that did not share common characteristics with Westbury Bank.  As a result, a comparable institution’s dissimilar asset size may be outweighed by similarities with respect to other characteristics that are more exemplary of an institution’s value than asset size.

The Peer Group selection process was limited to publicly traded thrifts pursuant to the regulatory conversion guidelines, which limit the number of potential comparable companies for inclusion in the Peer Group to 112 full stock publicly traded companies.  As noted in the Appraisal Report, the selection process for the Peer Group involved two geographic screens to the universe of all public thrifts that were eligible for inclusion in the Peer Group.

(i)            Wisconsin Thrift Institutions.  Given the impact of the regional market on investors’ perception of a financial institution’s value, RP Financial first looked to the Wisconsin regional market.  There are two publicly-traded full stock savings institutions based in Wisconsin and both were included in the Peer Group.  While Bank Mutual based in Milwaukee is substantially larger than the Company in terms of its total assets and market capitalization, RP Financial included Bank Mutual in the Peer Group because of similarities to Westbury Bank’s pro forma capital ratios, asset quality and recent earnings history and owing to the fact that BankMutual was subject to a regulatory agreement.

(ii)           Midwest Thrift Institutions.  Given the limited number of publicly-traded full stock savings institutions based in Wisconsin, RP next looked to the broader market comprised of thrift institutions with assets between $200 million and $2.1 billion based in other states in the mid-western Midwest region of the United States because other mid-western markets are impacted similarly to Westbury Bank’s Wisconsin market.

Considerations that RP Financial incorporated into the Peer Group selection criteria, other than asset size, include the following, all of which impact an investor’s perception of the value of the stock of a financial institution:

•              Core Return on Assets less than 0.30% for the trailing twelve months;

•              Non-Performing Assets/Total Assets ratios between 2% and 7.5%; and

•              The fact that seven of the ten thrifts included in the Peer Group were subject to Regulatory Agreements related to safety and soundness issues.

Critical Accounting Policies, page 57

Deferred Tax Assets, page 58

6.             Considering the accumulation of losses in each annual period from 2008 through 2011, please address the following:

•              Please revise to include a detailed discussion of the positive and negative evidence evaluated by management at each balance sheet date in the periods 2008 through 2011 to determine the realizability of the deferred tax assets and the amount of any valuation allowance recorded in each of those periods. Please be specific and provide a level of detail the enables a reader to fully understand management’s assessment.

•              Please revise to provide a detailed discussion of the assumptions made in the periods 2008 through 2011 used to determine the whether or not a valuation allowance was required for the deferred tax assets, including how those assumptions changed between periods and how they affected the amount of changes in the valuation allowance in each of those periods.

•              Please revise to provide an updated discussion of your assumptions regarding the realizability of the deferred tax assets at June 30, 2012. In future filings, include updated discussions of the assumptions made by management, how they changed between periods and how those changes effected the valuation allowance until such time as the uncertainties surrounding the realizability of these assets is removed.

Please refer to the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Comparison of Operating Results for the Nine Months Ended September 30, 2012 and September 30, 2011—Income Taxes,” which has been revised in response to this comment.  The Company believes that it is appropriate for this discussion to appear in the aforementioned section rather than in the section captioned “Critical Accounting Policies—Deferred Tax Assets” because the former addresses the effect of the current deferred tax assets on the Company’s recent results of operations, while the latter is intended to describe generally the accounting policies employed by the Company with respect to deferred tax assets generally.

Non-Performing Assets, page 94

7.             Please revise to clearly disclose the balance of troubled debt restructurings on non- accrual status for all periods presented either at the bottom of the table or in the accompanying textual portion. Please also ensure that the disclosures on page 88 in your troubled debt restructurings section are also revised to the extent necessary.

Please refer to footnote (2) to the “Non-Performing Assets” table, which has been added in response to this comment.  The Company notes that the section captioned “Business of Westbury Bank—Delinquencies and Non-Performing Assets—Troubled Debt Restructurings” contained the requested information (troubled debt restructurings on non-accrual status) for the most recent period.  Because the narrative in this section of the Prospectus generally only discusses the most recent period, the Company did not feel that including this information for prior periods was appropriate or consistent with disclosure elsewhere.

Transactions with Certain Related Persons, page 140

8.             Please revise your description of other transactions on page 141 to disclose the information required by Item 404(a), such as, the names of the officers and directors and their percentage ownership interests.

Please refer to the section captioned “Management of Westbury Bancorp, Inc.—Transactions with Certain Related Persons—Other Transactions,” which has been revised in response to this comment.

Consolidated Financial Statements of WBSB Bancorp, MHC and Subsidiary

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-8

9.             Please revise to disclose your status as an emerging growth company and your intent regarding the elections available to you as such. Discuss the effects of those elections on your financial statements and their comparability to others.

Please refer to Note 1 to the Consolidated Financial Statements of WBSB Bancorp, MHC and Subsidiary, which has been revised in response to this comment.

Note 12. Regulatory Capital, page F-38

10.          We note your reference to a recently completed regularly scheduled examination by the OCC and that, because various components of the Bank’s operations were criticized in it, you expect to receive a formal agreement concerning those components of your operations. Please revise here and elsewhere in your document to provide an expanded discussion of the nature of the criticized operations and to provide, to the extent practicable, the anticipated time frame for receiving the formal agreement and its potential effects on your financial condition, results of operations and cash flows.

Westbury Bank entered into a Formal Agreement with the OCC on October 29, 2012 and received notice of an “Individual Minimum Capital Requirement (“IMCR”) on November 5, 2012.  Please refer to Note 12 to the Consolidated Financial Statements of

WBSB Bancorp, MHC and Subsidiary, which has been revised in response to this comment, and Note 22, which has been added in response to this comment.  Please also refer to similar revisions in the sections of the Prospectus captioned “Summary—Regulatory Matters”, “Supervision and Regulation—Agreements With Regulators” and other sections discussing capital ratios.

Note 20. Fair Value Measurements, page F-47

11. Please revise to disclose the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed. Refer to ASU 2011-04.

Please refer to Note 20 to the Consolidated Financial Statements of WBSB Bancorp, MHC and Subsidiary, which has been revised in response to this comment.

*                *                *                *                *

The Company will provide the requested representations and acknowledgements in connection with its request for accelerated effectiveness.

We trust the foregoing is responsive to the Staff’s comments.  Please feel free to contact the undersigned at (202) 274-2013 or Kip A. Weissman at (202) 274-2029 should you have any questions or require additional information.

Sincerely,

Adam P. Wheeler

cc:	Raymond F. Lipman,
President and Chief Executive Officer